Exhibit 1

MIND CTI Reports Cash Flow from Operating Activities of $2.1 Million in Q2 2009
New Win for Convergent End-to-End Billing with US Mobile Carrier

Yoqneam, Israel, August 19, 2009 – MIND C.T.I. LTD. (NasdaqGM:MNDO), a leading provider of convergent end-to-end billing and customer care product based solutions for service providers as well as telecom expense management (call management) solutions, today announced results for the second quarter 2009.

Financial Highlights of Q2 2009
—	Revenues were $4.4 million, compared with $5.1 million in the second quarter of 2008.
—	Operating income, excluding amortization of intangible assets of $84 thousand and equity-based compensation expense of $35 thousand, was $184 thousand, or 4.2 % of revenue. Operating income was adversely impacted by a one-time charge to cost of revenues in the amount of $694 thousand driven by a write-off of deferred charges, which was partially offset by corresponding deferred revenue in the amount of $379 thousand.
—	GAAP operating income was $65 thousand, or 1.5 % of revenue.
—	Non-GAAP net loss was $635 thousand or $0.03 per share.
—	GAAP net loss was $754 thousand or $0.04 per share.
—	Cash flow from operating activities was $2.1 million.
—	Backlog as of June 30, 2009 includes $7.2 million that is expected to be billed by year-end.
—	Cash position increased to $11.8 million as of June 30, 2009, after a $305 thousand expenditure for the buyback of 288 thousand Company shares in the second quarter.

New Win
In the second quarter MIND secured a new customer, a regional mobile operator in the US that offers postpaid and prepaid wireless, Internet, long distance and paging services. This is a license contract that will be deployed and recognized over the next four quarters and includes commitment for future support and maintenance services. The solution includes MIND’s convergent modules that support multiple services through point of sale, inventory management, customer care, electronic bill presentment & payment, self care, rating, billing, provisioning and mediation.

Monica Eisinger, Chairperson and CEO, commented: “While we experienced write-offs of deferred charges and deferred revenues related to two customers that terminated long term contracts due to lack of financing, we see the second quarter as a positive one. Excluding the one-time charges, our cost structure is at the planned levels. We have signed a new customer during the quarter and we believe that business for us is picking up as we have seen more opportunities since the quarter’s end.”

Revenue Distribution for Q2 2009
We operate globally and we continue to focus mainly in the Americas and Europe. Sales in the Americas represented 40.3% and sales in Europe represented 51.8% of total revenue.

Revenue from customer care and billing software totaled $3.9 million, while revenue from enterprise call management software was $540 thousand. The revenue from licenses was $1.3 million, or 30.5%, and we generated revenue of $3.1 million, or 69.5%, from maintenance and additional services.

Auction Rate Security Status and Impairment
As previously announced, on February 20, 2008, we filed a Statement of Claim with the Financial Industry Regulatory Authority, which was amended and filed on February 9, 2009, and commenced arbitration proceedings against Credit Suisse, the bank that invested funds in asset backed auction rate securities called “Mantoloking CDO” on behalf of the Company.

Mantoloking CDO #564616AB6 is rated Ca by Moody’s and CC by S&P. Meanwhile, we continue to receive interest payments every month on the held security.

As previously stated, due to the lack of availability of observable market quotes on our investment in auction rate securities, the fair value was estimated by an external investment advisor, based on a valuation model. The investment advisor’s model considered the structure of the security, the quality of the collateral and the default risks, and the liquidity determinants affecting the security. As of June 30, 2009, the fair value of our holding in ARS was $55 thousand. As such, we recorded an impairment of ARS in the amount of $886 thousand during the second quarter of 2009.

We intend to pursue the arbitration vigorously. The arbitration hearing is now scheduled for November – December 2009, but no predictions of the timing of a resolution or possible outcomes can be made at this time.

Securities Class Action Lawsuit
We have recently learned that a purported class action securities lawsuit has been filed against MIND, our Chairperson and CEO and two former officers in the U.S. District Court for the Southern District of New York. The complaint seeks unspecified compensatory damages for, among other things, alleged misleading statements relating primarily to the Company’s investment in auction rate securities. MIND intends to defend against the complaint if and when served.

Buyback Update
In September 2008 MIND announced its intention to execute for the first time a buyback program. At that time, the Board of Directors authorized a plan for the repurchase of up to 2.1 million of the Company’s ordinary shares in the open market, in an amount in cash of up to $2.8 million. On February 18, 2009, the Board approved an increase in the number of the Company’s shares to be purchased pursuant to the buyback program, in the amount of up to $1.2 million, as part of the original $2.8 million amount, which was previously approved.

The buyback started in November 2008 and the Company has purchased until July 31, 2009 a total of 2.8 million shares for a total of approximately $2.3 million. The Company does not intend to make further repurchases at this time.

About MIND
MIND CTI Ltd. is a leading provider of convergent end-to-end billing and customer care product based solutions for service providers as well as telecom expense management (call management) solutions. MIND provides a complete range of billing applications for any business model (license, managed service or complete outsourced billing service) for Wireless, Wireline, VoIP and Quad-play carriers in more than 40 countries around the world.

A global company, with over ten years of experience in providing solutions to carriers and enterprises, MIND operates from offices in the United States, UK, Romania and Israel.

For more information, visit MIND at: www.mindcti.com. The financial results can be found in the Investors section and in our Form 6-K as well.

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company’s business strategy are “forward-looking statements.” These statements are based on management’s beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including the risks discussed in the Company’s filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:
Andrea Dray
MIND CTI Ltd.
Tel: +972-4-993-6666
investor@mindcti.com

MIND C.T.I. LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30	December 31,
	2009	2008
	(Unaudited)	(Audited)
	U.S. $ in thousands

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$8,703	$9,722
Short term bank deposits	3,099	-
Accounts receivable:
Trade	2,884	3,462
Other	205	275
Prepaid expenses	122	36
Deferred Charges	41	124
Other Current Assets	46	80

Total current assets	15,100	13,699

INVESTMENTS AND OTHER NON CURRENT ASSETS:
Severance Pay Fund	994	657
Long-term investment	55	941
Deferred charges	135	467
Deferred Income Tax	38	69
PROPERTY AND EQUIPMENT, net of accumulated depreciation
and amortization	1,121	1,287
INTANGIBLE ASSETS, net of accumulated amortization	841	917
GOODWILL	6,041	5,965

Total assets	$24,325	$24,002

Liabilities and shareholders' equity
CURRENT LIABILITIES :
Accounts payable and accruals:
Trade	$330	$466
Other	1,609	1,720
Deferred revenues	3,121	1,845

Total current liabilities	5,060	4,031

LONG TERM LIABILITIES :
Deferred revenues	122	239
Employee rights upon retirement	1,292	1,298

Total liabilities	6,474	5,568

SHAREHOLDERS' EQUITY:
Share capital	54	54
Additional paid-in capital	53,813	53,742
Differences from translation of foreign currency financial statements
of a subsidiary	(980)	(1,324)
Treasury shares	(2,087)	(1,631)
Accumulated deficit	(32,949)	(32,407)

Total shareholders' equity	17,851	18,434

Total liabilities and shareholders' equity	$24,325	$24,002

        * Certain comparative figures have been reclassified to conform to the current year presentation.

MIND C.T.I. LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Six months ended June 30		Three months ended June 30		Year ended December 31,
	2009	2008	2009	2008	2008
	(Unaudited)				(Audited)
	U.S. $ in thousands (except per share data)

Revenues	$8,532	$10,193	$4,421	$5,081	$19,473
Cost of revenues	3,606	3,367	2,178	1,546	6,300

Gross profit	4,926	6,826	2,243	3,535	13,173
Research and development expenses	2,280	3,015	1,075	1,455	5,668
Selling and marketing expenses	1,055	2,033	564	988	3,805
General and administrative expenses	1,237	1,203	539	619	2,311
Impairment of goodwill					3,498
Impairment of intangible asset					185

Operating income (loss)	354	575	65	473	(2,294)
Financial income (expenses):
Impairment of auction rate securities	(886)	(1,758)	(886)	(796)	(4,172)
Other financial income - net	94	567	122	162	568

Loss before taxes on income	(438)	(616)	(699)	(161)	(5,898)
Taxes on income	104	161	55	135	525

Net loss	$(542)	$(777)	$(754)	$(296)	$(6,423)

Loss per ordinary share:
Basic and diluted	$(0.03)	$(0.04)	$(0.04)	$(0.01)	$(0.30)

Weighted average number of ordinary shares used in
computation of earnings per ordinary share -
in thousands:

Basic	19,335	21,594	19,233	21,594	21,473

Diluted	19,335	21,594	19,235	21,594	21,473

        * Certain comparative figures have been reclassified to conform to the current year presentation.

MIND C.T.I. LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30		Three months ended June 30		Year ended December 31,
	2009	2008	2009	2008	2008
	(Unaudited)				(Audited)
	U.S. $ in thousands

Cash flows from operating activities:
Net loss	$(542)	$(777)	$(754)	$(296)	$(6,423)
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	395	610	195	306	1,088
Impairment of auction rate securities	886	1,758	886	796	4,172
Impairment of goodwill					3,498
Impairment of intangible asset					185
Deferred income taxes, net	65	(19)	26	(17)	248
Accrued severance pay	(6)	310	(25)	93	190
Capital loss on sale of equipment - net	(13)	(22)	(4)	(14)	(40)
Employees share-based compensation
expenses	71	89	35	43	181
Changes in operating asset and liability
items:
Decrease (increase) in accounts
receivable:
Trade	634	40	267	(250)	960
Other	(44)	(100)	(132)	(90)	128
Decrease (increase) in prepaid expenses
and deferred charges	330	(403)	368	(287)	(463)
Decrease in inventories					8
Increase in accounts payable and accruals:
Trade	(140)	(229)	15	(147)	(262)
Other	(145)	(3)	(142)	(216)	(553)
Increase in deferred revenues	1,158	818	1,318	528	1,195

Net cash provided by operating activities	2,649	2,072	2,053	449	4,112

Cash flows from investing activities:
Purchase of property and equipment	(127)	(380)	(52)	(263)	(436)
Severance pay funds	(337)	(211)	(117)	(99)	(213)
Investment in short term bank deposits	(3,099)		(1,995)
Proceeds from sale of property and equipment	91	101	23	63	207

Net cash used in investing activities	(3,472)	(490)	(2,141)	(299)	(442)

Cash flows from financing activities:
Cost of acquisition of treasury shares	(456)		(305)		(1,631)
Dividend paid		(4,319)		(4,319)	(4,319)

Net cash used in financing activities	(456)	(4,319)	(305)	(4,319)	(5,950)

Translation adjustments on cash
and Cash equivalents	260	3	288	6	(388)

Increase (decrease) in cash and cash equivalents	(1,019)	(2,734)	(105)	(4,163)	(2,668)

Balance of cash and cash equivalents at beginning
of period	9,722	12,390	8,808	13,819	12,390

Balance of cash and cash equivalents at end of
period	$8,703	$9,656	$8,703	$9,656	$9,722

        * Certain comparative figures have been reclassified to conform to the current year presentation.